UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Mission NewEnergy Limited

(Name of Issuer)

Ordinary Shares, $0.00 par value

(Title of Class of Securities)

Q62163110

(CUSIP Number)

Guy Burnett Chief Financial Officer and Company Secretary +61 08 6313 3975 Unit B2, 431 Roberts Rd. Subiaco, Western Australia 6008, Australia

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Q62163110	13G	Page 1 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SLW International, LLC 20-8029540
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 868,448
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 868,448
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 868,448
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%*
12.	TYPE OF REPORTING PERSON (see instructions) CO

*	Based upon 10,068,668 ordinary shares outstanding, which is the sum of (i) 9,452,415 shares issued and outstanding as reported by Mission NewEnergy Limited (the “Issuer”) in its Financial Report for the year ended June 30, 2012, filed with the Australian Securities Exchange on September 28, 2012, plus (ii) 505,908 ordinary shares that would be issuable to SLW upon conversion of the Issuer’s 4.00% convertible notes due May 2014 (the “Convertible Notes”), plus (iii) 110,345 ordinary shares that would be issuable to the principal of SLW upon exercise of the Issuer’s warrants, which expire on May 1, 2014 (the “Warrants”).

CUSIP No. Q62163110	13G	Page 2 of 4 Pages

Item 1.

(a)	Name of Issuer

The name of the issuer is Mission NewEnergy Limited (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices

The address of the Issuer’s Principal Executive Offices is:

Unit 2B 431 Roberts Road

Subiaco, Western Australia 6008, Australia

Item 2.

(a)	Name of Person Filing

This Schedule 13G is filed by SLW International LLC (“SLW”).

(b)	Address of the Principal Office or, if none, residence

The address of the Principal Office of SLW is:

7941 Katy Freeway, #529

Houston, Texas 77024

(c)	Citizenship

SLW is a limited liability company organized under the laws of the State of Texas.

(d)	Title of Class of Securities

This Schedule 13G relates to the Ordinary Shares of the Issuer.

(e)	CUSIP Number

The CUSIP Number of the Ordinary Shares of the Issuer is Q62163110.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned: 868,448*

(b)	Percent of class: 8.6%.**

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 868,448.*

(ii)	Shared power to vote or to direct the vote 0.

(iii)	Sole power to dispose or to direct the disposition of 868,448.*

(iv)	Shared power to dispose or to direct the disposition of 0.

CUSIP No. Q62163110	13G	Page 3 of 4 Pages

*	SLW beneficially owns an aggregate of 868,448 ordinary shares of the Issuer, consisting of (i) 152,195 ordinary shares owned directly by SLW, (ii) 100,000 ordinary shares owned by the principal of SLW, in his IRA account with sole power to vote, (iii) 505,908 ordinary shares that would be issuable to SLW upon conversion of the Convertible Notes, and (iv) 110,345 ordinary shares that would be issuable to the principal of SLW upon exercise of the Warrants.

**	SLW beneficially owns 8.6% of the Issuer’s issued and outstanding ordinary shares, based upon 10,068,668 ordinary shares outstanding, which is the sum of (i) 9,452,415 shares issued and outstanding as reported by the Issuer in its Financial Report for the year ended June 30, 2012, filed with the Australian Securities Exchange on September 28, 2012, plus (ii) the 505,908 ordinary shares that would be issuable to SLW, upon conversion of the Convertible Notes, and (iii) 110,345 ordinary shares that would be issuable to the principal of SLW upon exercise of the Warrants.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. Q62163110	13G	Page 4 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

10/8/2012
Date

/s/ Stephen L. Way
Signature

Stephen L. Way Principal, SLW International LLC
Name/Title